United States securities and exchange commission logo





                           January 11, 2024

       Gavin Michael
       Chief Executive Officer
       Bakkt Holdings, Inc.
       10000 Avalon Boulevard, Suite 1000
       Alpharetta, Georgia 30009

                                                        Re: Bakkt Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 26,
2023
                                                            Response Dated
November 21, 2023
                                                            File No. 333-271438

       Dear Gavin Michael:

              We have reviewed your November 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2023 letter.

       Response Dated November 21, 2023

       General

   1. We note your response to comment 1 that you plan to provide revised disclosure in response to our
comments in an amendment to the Company   s recently filed Form 10-Q
                                                        for the quarter ended
September 30, 2023 prior to effectiveness. Please supplementally provide us with
proposed draft pages to an amendment to the Form 10-Q. Please also revise to include a
recent developments section in your prospectus summary to disclose the Apex Acquisition
and related material risks.
   2. We note your proposed disclosure in response to comment 2 that, "We generally do not engage in any
direct-to-consumer marketing for the acquisition or engagement of end
 Gavin Michael
FirstName  LastNameGavin Michael
Bakkt Holdings, Inc.
Comapany
January 11,NameBakkt
            2024      Holdings, Inc.
January
Page 2 11, 2024 Page 2
FirstName LastName
         consumers..." Please delete    generally    from the beginning of this
sentence or disclose
         any exceptions.
3. We note your proposed disclosure in response to comment 6 that your insurance policy with respect to crypto assets "contains customary exclusions and limitations of coverage
         as per industry standards.    Please expand your disclosure to briefly
describe such
         customary exclusions and limitations of coverage and provide examples, as appropriate.
4. We note your proposed disclosure in response to comment 7 that all crypto assets that you make available to Customers are transferable to external wallets, with the exception of: (i)
         Ethereum Classic (ETC) and Dogecoin (DOGE), which are under development and are expected to be supported for transfers in the first quarter of 2024, and (ii) crypto assets made available to Customers residing in the State of New York. Please provide us your legal analysis as to why such instruments included in your list of exceptions and traded through your platform are not derivatives, such as swaps. In this regard, it appears that such trading may be synthetic with Customers depositing cash, trading solely within your closed platform, and being prohibited from withdrawing crypto assets from the platform.
         In responding to this comment, please address the rights and title a Customer has with respect to such crypto assets traded through your platform.
5.       We note that your proposed disclosure in Annex A defines the term
Client    to include
            businesses with whom [you] contract to provide services to
Customers on our platforms,
         and includes financial institutions, hedge funds, merchants, retailers, and other
         businesses.    Please expand this definition to clarify that the term
  Client    also includes
         the third-party partners to which you refer in your disclosures, as you state in response to comment 8. In addition, please tell us how you considered including risk factor disclosure regarding the enforceability of the agreements with Clients that are not in writing and describing any material impacts to your business.
Annex A
Item 5. Other Information, page 1

6. We note your response to comment 8 and your proposed disclosure in Annex A that you are developing functionalities to transfer supported crypto assets between registered
         Customers of the Company. Please describe in greater detail the functionalities you are developing, including whether they are intended to create a payment platform or facilitate the matching of transactions between Customers. Further, with respect to your proposed disclosure in Annex A that Customers may purchase crypto assets
through the Customer   s
            Banking as a Service    provider account, please clarify what is
meant by this term, and
         which parties maintain relationships with the bank that is providing the service. Please also revise to clarify that the company is not regulated as a bank and does not have deposit insurance for its customer accounts.
7. We note in your response to comment 9 that your definition of "crypto" asset includes the
         terms    virtual currencies,       coins,    and    tokens.    Please
explain their meanings so that a
 Gavin Michael
FirstName  LastNameGavin Michael
Bakkt Holdings, Inc.
Comapany
January 11,NameBakkt
            2024      Holdings, Inc.
January
Page 3 11, 2024 Page 3
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         reader without specialized industry knowledge can understand them.
8.       The discussion under    Crypto Asset Trading    on pages 5 - 9 of
Annex A focuses
         primarily on the Customer side of a transaction. Please also provide additional detail on the execution of transactions with liquidity providers (and the inter-relationship between such transactions and the transactions with Customers). For example, and without limitation, please discuss:
             How many liquidity providers you route to;
             How you determine which liquidity provider to route to for a particular order;
             The material terms of your relationships with liquidity providers;
             Whether the execution of a Customer   s order is contingent upon
the execution of an
              offsetting order with a liquidity provider, or alternatively, whether Bakkt Crypto
              executes a Customer   s order and subsequently executes an
offsetting order with a
              liquidity provider. If the latter, please explain why the use of
the term    riskless
              principal    is appropriate in this context;
             Whether Bakkt Crypto is required to pre-fund any transactions with liquidity providers and, if so, whether Bakkt Crypto uses its own cash or crypto assets to do so; and
             Any liquidity risk to the company associated with these arrangements with liquidity providers.
Bakkt Crypto, page 2

9. We note your response to comment 10 that you do not have any updates at this time on your plans to offer non-fungible tokens or NFTs and your proposed disclosure that you are evaluating the opportunity to purchase and sell NFTs. To the extent that you may offer
         NFTs to your Customers but do not have a timeline related thereto, please disclose the factors you will consider when determining whether and when to offer NFTs to your
         Customers. In addition, please identify the local Client with which you have a partnership and customers with in Spain, Mexico, Argentina, and soon Brazil. Risk Factors, page 3

10. We note your proposed disclosure in Annex A that Bakkt Trust and Bakkt Crypto hold proprietary assets in the same wallets that hold Customer assets. Please expand your risk factor disclosure to discuss related risks. Please also expand your risk factor disclosure to discuss the potential impact of the insolvency of any of your third-party custodians.
11.      We note your proposed disclosure in response to comment 22. Please expand your
         disclosure in the subsection headed "Custody Services for the Crypto Assets Supported for
         Trading" to include the information you provide in your response regarding the material terms of your third-party custody arrangements. In addition, your response notes that
            [a]ssets stored by Coinbase Custody and Bitgo are held 100% in segregated cold
         storage.    However, you subsequently state that BitGo, at Bakkt
Crypto   s direction,
         establishes and maintains wallets for the storage of crypto assets, including cold wallets
 Gavin Michael
Bakkt Holdings, Inc.
January 11, 2024
Page 4
       where BitGo holds a majority of the keys and a majority of those are stored offline
       (emphasis added). Please reconcile these statements. Please also clarify what you mean by
       the term    segregated    cold storage in the first sentence (as opposed
to unsegregated cold
       storage). In addition, in the second sentence, please explain why only a majority of keys held by BitGo in cold wallets are stored offline. If some portion of the keys held in cold wallets are stored online, it is unclear why those wallets would be considered cold wallets. Please also revise to describe the term and termination provisions of your custody agreements.
Regulatory regimes governing blockchain technologies and crypto, page 12

12. Please tell us how you considered revising your disclosure in this risk factor to address the
       Digital Financial Assets Law recently enacted in California and its potential impact on the
       Company.
A crypto asset's status as a "security" in any relevant jurisdiction..., page
14

13. We note your response to comment 26. To the extent that you do not believe it would be appropriate to reference the term "clearing agency" in your disclosure, please provide your analysis as to why you believe an entity that is not registered as a broker-dealer may be
       eligible to rely on the exclusion from the definition of    clearing
agency    for a broker or
       dealer engaged in customary brokerage or dealing activities, and why you believe the
       Company would be considered to be engaged in customary brokerage or dealing activities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758
with any questions.



                                                               Sincerely,
FirstName LastNameGavin Michael
                                                               Division of
Corporation Finance
Comapany NameBakkt Holdings, Inc.
                                                               Office of Crypto
Assets
January 11, 2024 Page 4
cc:       Matt Lyons
FirstName LastName